UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the six months ended September 30, 2016

November 14, 2016

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306	URL http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, General Manager - Financial Planning Division / Financial Accounting Office TEL (03) 3240-3110
Quarterly securities report issuing date: November 29, 2016		Dividend payment date:	December 5, 2016
Trading accounts:	Established
Supplemental information for quarterly financial statements:		Available
Quarterly investor meeting presentation:		Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2016

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
Six months ended	million yen	%	million yen	%	million yen	%
September 30, 2016	2,779,372	(7.1)	794,873	(18.0)	490,530	(18.2)
September 30, 2015	2,991,884	8.3	969,908	2.1	599,321	3.6

(*)	Comprehensive income
September 30, 2016: (231,540) million yen, - % ; September 30, 2015: 52,662 million yen, (95.5) %

	Basic earnings per share	Diluted earnings per share
Six months ended	yen	yen
September 30, 2016	35.93	35.82
September 30, 2015	42.97	42.76

(2) Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
As of	million yen	million yen	%
September 30, 2016	293,677,194	16,501,568	5.1
March 31, 2016	298,302,898	17,386,769	5.2

(Reference) Shareholders’ equity as of      September 30, 2016: 14,951,695 million yen;      March 31, 2016: 15,457,970 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2016	—	9.00	—	9.00	18.00
ending March 31, 2017	—	9.00	——	——	——
ending March 31, 2017 (Forecast)	——	——	—	9.00	18.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report: None

3. Earnings Target for the Fiscal Year ending March 31, 2017 (Consolidated)

MUFG has the target of 850.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2017. (There is no change to our earnings target released on May 16, 2016.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A)	Changes in accounting policies due to revision of accounting standards: No

(B)	Changes in accounting policies due to reasons other than (A): No

(C)	Changes in accounting estimates: No

(D)	Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A)	Total stocks outstanding including treasury stocks:	September 30, 2016	14,168,853,820 shares
		March 31, 2016	14,168,853,820 shares
(B)	Treasury stocks:	September 30, 2016	585,267,346 shares
		March 31, 2016	380,255,157 shares
(C)	Average outstanding stocks:	Six months ended September 30, 2016	13,652,178,742 shares
		Six months ended September 30, 2015	13,948,270,022 shares

(Reference) Summary of non-consolidated financial data

Non-consolidated Financial Data for the Six Months ended September 30, 2016

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
Six months ended	million yen	%	million yen	%	million yen	%	million yen	%
September 30, 2016	359,492	12.4	346,184	12.4	334,977	11.4	336,087	11.7
September 30, 2015	319,952	29.0	307,959	29.9	300,567	30.4	300,795	30.3

Basic earnings per share
Six months ended	yen
September 30, 2016	24.61
September 30, 2015	21.56

(2) Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio
As of	million yen	million yen	%
September 30, 2016	12,960,910	8,626,342	66.5
March 31, 2016	12,043,230	8,482,329	70.4

(Reference) Shareholders’ equity as of        September 30, 2016: 8,619,937 million yen;        March 31, 2016: 8,474,069 million yen

* Disclosure regarding the execution of the interim audit process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s interim audit procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the interim audit process has not been completed as of this disclosure in the “Consolidated Summary Report”.

* Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward- looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Qualitative Information Pertaining to Consolidated Earnings and others for the Six Months ended September 30, 2016	2

(1) Qualitative Information Pertaining to Consolidated Earnings Target	2

2. Consolidated Financial Statements	3

(1) Consolidated Balance Sheets	3

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	5

(3) Consolidated Statements of Changes in Net Assets	7

(4) Notes on Going-Concern Assumption	9

3. Non-consolidated Financial Statements	10

(1) Non-consolidated Balance Sheets	10

(2) Non-consolidated Statements of Income	12

(3) Non-consolidated Statements of Changes in Net Assets	13

(4) Notes on Going-Concern Assumption	15

Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Six Months Ended September 30, 2016”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	November 14, 2016 (Monday)

Explanation for investors and analysts:	November 18, 2016 (Friday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Qualitative Information Pertaining to Consolidated Earnings and others for the Six Months ended September 30, 2016

(1) Qualitative Information Pertaining to Consolidated Earnings Target

MUFG has the target of 850.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2017. (There is no change to our earnings target released on May 16, 2016.)

As for other figures released on May 16, 2016, MUFG has revised some of them taking into account the performance of interim results as shown in the following table.

(MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.)

[Reference]

MUFG Consolidated

(in billions of Japanese yen)	For the fiscal year ending March 31, 2017	For the six months ended September 30, 2016 (Results)	For the fiscal year ended March 31, 2016 (Results)	For the six months ended September 30, 2015 (Results)
Total credit costs	(150.0)	(57.6)	(255.1)	(31.0)
Ordinary profits (losses)	1,320.0	794.8	1,539.4	969.9

Profits attributable to owners of parent	850.0	490.5	951.4	599.3

<2 Banks on a stand-alone basis>

The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Net operating profits before provision for general allowance for credit losses	700.0	417.0	888.1	480.4
Total credit costs	(30.0)	(4.7)	(103.4)	21.2
Ordinary profits (losses)	670.0	410.2	863.7	538.3

Net income (loss)	490.0	323.0	586.0	379.6

Mitsubishi UFJ Trust and Banking Corporation
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	170.0	92.7	193.0	95.6
Total credit costs	(5.0)	1.7	(0.2)	1.3
Ordinary profits (losses)	180.0	105.5	206.5	99.5

Net income (loss)	130.0	75.7	159.9	70.3

2

Mitsubishi UFJ Financial Group, Inc.

2. Consolidated Financial Statements

(1)	Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2016	As of September 30, 2016
Assets:
Cash and due from banks	49,158,293	57,245,014
Call loans and bills bought	660,015	447,074
Receivables under resale agreements	7,466,633	4,519,699
Receivables under securities borrowing transactions	6,041,983	6,783,779
Monetary claims bought	4,733,393	4,658,963
Trading assets	20,460,863	24,902,251
Money held in trust	679,678	720,178
Securities	69,993,869	64,908,413
Loans and bills discounted	113,756,325	104,844,873
Foreign exchanges	1,792,888	1,999,870
Other assets	12,255,764	12,193,211
Tangible fixed assets	1,362,044	1,323,634
Intangible fixed assets	1,254,727	1,170,308
Net defined benefit assets	377,955	424,729
Deferred tax assets	125,739	113,584
Customers’ liabilities for acceptances and guarantees	9,240,310	8,346,896
Allowance for credit losses	(1,057,585)	(925,288)

Total assets	298,302,898	293,677,194

Liabilities:
Deposits	160,965,056	161,625,048
Negotiable certificates of deposit	11,591,578	8,864,056
Call money and bills sold	1,360,238	1,890,781
Payables under repurchase agreements	23,515,240	21,677,674
Payables under securities lending transactions	4,710,407	6,448,251
Commercial papers	2,292,282	1,529,381
Trading liabilities	17,251,302	21,116,570
Borrowed money	12,482,277	13,856,984
Foreign exchanges	2,054,937	1,708,965
Short-term bonds payable	752,492	983,999
Bonds payable	9,190,542	8,969,625
Due to trust accounts	13,296,033	8,101,288
Other liabilities	10,834,564	10,658,207
Reserve for bonuses	90,219	69,872
Reserve for bonuses to directors	396	256
Reserve for stocks payment	—	1,153
Net defined benefit liabilities	62,791	60,250
Reserve for retirement benefits to directors	1,113	968
Reserve for loyalty award credits	15,971	17,054
Reserve for contingent losses	210,087	206,180
Reserves under special laws	4,232	4,037
Deferred tax liabilities	866,815	912,909
Deferred tax liabilities for land revaluation	127,237	125,212
Acceptances and guarantees	9,240,310	8,346,896

Total liabilities	280,916,129	277,175,626

3

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2016	As of September 30, 2016
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,425,637	1,424,633
Retained earnings	8,587,578	8,965,050
Treasury stock	(298,922)	(405,538)

Total shareholders’ equity	11,855,806	12,125,658

Net unrealized gains (losses) on available-for-sale securities	2,486,627	2,437,773
Net deferred gains (losses) on hedging instruments	337,297	364,989
Land revaluation excess	176,364	173,754
Foreign currency translation adjustments	791,401	9,119
Remeasurements of defined benefit plans	(189,526)	(160,369)
Debt value adjustments of foreign subsidiaries and affiliates	—	768

Total accumulated other comprehensive income	3,602,163	2,826,036

Subscription rights to shares	8,260	6,421
Non-controlling interests	1,920,538	1,543,451

Total net assets	17,386,769	16,501,568

Total liabilities and net assets	298,302,898	293,677,194

4

Mitsubishi UFJ Financial Group, Inc.

(2)	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Ordinary income	2,991,884	2,779,372
Interest income	1,394,968	1,352,690
Interest on loans and bills discounted	918,153	866,315
Interest and dividends on securities	311,129	323,017
Trust fees	58,581	63,201
Fees and commissions	756,548	718,809
Trading income	189,350	152,009
Other operating income	279,233	224,510
Other ordinary income	313,201	268,151
Ordinary expenses	2,021,975	1,984,499
Interest expenses	318,627	377,622
Interest on deposits	151,490	129,594
Fees and commissions	114,994	99,321
Trading expenses	—	1,017
Other operating expenses	135,905	63,867
General and administrative expenses	1,297,774	1,277,017
Other ordinary expenses	154,674	165,653

Ordinary profits	969,908	794,873

Extraordinary gains	1,237	8,410
Gains on disposition of fixed assets	1,237	8,215
Reversal of reserve for contingent liabilities from financial instruments transactions	—	194
Extraordinary losses	44,386	64,842
Losses on disposition of fixed assets	6,240	5,087
Losses on impairment of fixed assets	1,804	4,069
Provision for reserve for contingent liabilities from financial instruments transactions	328	—
Losses on change in equity	36,013	45,654
Losses on liquidation of equity securities of subsidiaries	—	5,266
Losses on exchange of shares of affiliates	—	4,538
Losses on sales of equity securities of subsidiaries	—	226

Profits before income taxes	926,759	738,440

Income taxes-current	187,742	145,032
Income taxes-deferred	71,204	33,440

Total taxes	258,946	178,473

Profits	667,812	559,967

Profits attributable to non-controlling interests	68,491	69,436

Profits attributable to owners of parent	599,321	490,530

5

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Profits	667,812	559,967
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(679,716)	(53,741)
Net deferred gains (losses) on hedging instruments	43,897	27,734
Land revaluation excess	326	(15)
Foreign currency translation adjustments	(6,450)	(562,909)
Remeasurements of defined benefit plans	3,771	29,407
Share of other comprehensive income of associates accounted for using equity method	23,020	(231,983)

Total other comprehensive income	(615,150)	(791,507)

Comprehensive income	52,662	(231,540)

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	(10,354)	(274,538)
Comprehensive income attributable to non-controlling interests	63,017	42,997

6

Mitsubishi UFJ Financial Group, Inc.

(3)	Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2015

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,428,403	7,860,410	(101,661)	11,328,666	2,835,091	83,194
Changes during the period
Dividends from retained earnings			(126,179)		(126,179)
Profits attributable to owners of parent			599,321		599,321
Repurchase of treasury stock				(100,056)	(100,056)
Disposal of treasury stock		(1,181)		2,814	1,632
Reversal of land revaluation excess			88		88
Change of application of equity method			24,394		24,394
Changes in subsidiaries’ equity		(907)			(907)
Net changes of items other than shareholders’ equity						(678,696)	46,234

Total changes during the period	—	(2,089)	497,624	(97,242)	398,293	(678,696)	46,234

Balance at the end of the period	2,141,513	1,426,314	8,358,034	(198,903)	11,726,959	2,156,395	129,428

	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total accumulated other comprehensive income	Subscription rights to shares	Non-controlling interests	Total net assets
Balance at the beginning of the period	172,350	951,547	(52,909)	3,989,274	8,271	1,961,322	17,287,533
Changes during the period
Dividends from retained earnings							(126,179)
Profits attributable to owners of parent							599,321
Repurchase of treasury stock							(100,056)
Disposal of treasury stock							1,632
Reversal of land revaluation excess							88
Change of application of equity method							24,394
Changes in subsidiaries’ equity							(907)
Net changes of items other than shareholders’ equity	238	29,273	4,355	(598,593)	(488)	33,184	(565,898)

Total changes during the period	238	29,273	4,355	(598,593)	(488)	33,184	(167,604)

Balance at the end of the period	172,589	980,821	(48,554)	3,390,680	7,782	1,994,506	17,119,928

7

Mitsubishi UFJ Financial Group, Inc.

For the six months ended September 30, 2016

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,425,637	8,587,578	(298,922)	11,855,806	2,486,627	337,297
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates			8,464		8,464

Restated balance	2,141,513	1,425,637	8,596,043	(298,922)	11,864,271	2,486,627	337,297
Changes during the period
Dividends from retained earnings			(124,116)		(124,116)
Profits attributable to owners of parent			490,530		490,530
Repurchase of treasury stock				(109,752)	(109,752)
Disposal of treasury stock		(1,004)		3,136	2,132
Reversal of land revaluation excess			2,593		2,593
Changes in subsidiaries’ equity		0			0
Net changes of items other than shareholders’ equity						(48,853)	27,692

Total changes during the period	—	(1,004)	369,007	(106,616)	261,387	(48,853)	27,692

Balance at the end of the period	2,141,513	1,424,633	8,965,050	(405,538)	12,125,658	2,437,773	364,989

	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non-controlling interests	Total net assets
Balance at the beginning of the period	176,364	791,401	(189,526)	—	3,602,163	8,260	1,920,538	17,386,769
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates				(8,464)	(8,464)			—

Restated balance	176,364	791,401	(189,526)	(8,464)	3,593,699	8,260	1,920,538	17,386,769
Changes during the period
Dividends from retained earnings								(124,116)
Profits attributable to owners of parent								490,530
Repurchase of treasury stock								(109,752)
Disposal of treasury stock								2,132
Reversal of land revaluation excess								2,593
Changes in subsidiaries’ equity								0
Net changes of items other than shareholders’ equity	(2,609)	(782,281)	29,157	9,233	(767,662)	(1,838)	(377,086)	(1,146,588)

Total changes during the period	(2,609)	(782,281)	29,157	9,233	(767,662)	(1,838)	(377,086)	(885,201)

Balance at the end of the period	173,754	9,119	(160,369)	768	2,826,036	6,421	1,543,451	16,501,568

8

Mitsubishi UFJ Financial Group, Inc.

(4)	Notes on Going-Concern Assumption

Not applicable

9

Mitsubishi UFJ Financial Group, Inc.

3. Non-consolidated Financial Statements

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2016	As of September 30, 2016
Assets:
Current assets:
Cash and due from banks	160,467	241,580
Accounts receivable	63,428	78,328
Others	6,370	8,215

Total current assets	230,267	328,125

Fixed assets:
Tangible fixed assets	433	369
Intangible fixed assets	9,384	9,010
Investments and other assets:	11,803,145	12,623,404
Investments in subsidiaries and affiliates	10,186,842	10,186,842
Long-term loans receivable from subsidiaries and affiliates	1,586,400	2,421,320
Others	30,696	16,453
Allowance for credit losses	(793)	(1,210)

Total fixed assets	11,812,962	12,632,785

Total assets	12,043,230	12,960,910

Liabilities:
Current liabilities:
Short-term borrowings	1,703,000	1,632,538
Lease liabilities	20	18
Income taxes payable	1,415	92
Reserve for bonuses and reserve for bonuses to directors	675	560
Others	15,910	21,402

Total current liabilities	1,721,022	1,654,612

Fixed liabilities:
Bonds payable	1,798,024	2,607,248
Long-term borrowings	41,826	72,532
Reserve for stocks payment	—	153
Lease liabilities	14	7
Others	11	13

Total fixed liabilities	1,839,877	2,679,955

Total liabilities	3,560,900	4,334,567

10

Mitsubishi UFJ Financial Group, Inc.

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2016	As of September 30, 2016
Net assets:
Shareholders’ equity:
Capital stock	2,141,513	2,141,513
Capital surplus:
Capital reserve	2,141,524	2,141,524
Other capital surplus	1,468,824	1,467,819

Total capital surplus	3,610,348	3,609,344

Retained earnings:
Other retained earnings:
Other reserve	150,000	150,000
Earned surplus brought forward	2,976,603	3,188,574

Total retained earnings	3,126,603	3,338,574

Treasury stock	(297,385)	(404,030)

Total shareholders’ equity	8,581,079	8,685,401

Valuation and translation adjustments:
Net deferred gains (losses) on hedging instruments	(107,010)	(65,464)

Total valuation and translation adjustments	(107,010)	(65,464)

Subscription rights to shares	8,260	6,405

Total net assets	8,482,329	8,626,342

Total liabilities and net assets	12,043,230	12,960,910

11

Mitsubishi UFJ Financial Group, Inc.

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Operating income	319,952	359,492
Operating expenses	11,993	13,308

Operating profits	307,959	346,184

Non-operating income	7,600	24,890
Non-operating expenses	14,992	36,097

Ordinary profits	300,567	334,977

Extraordinary gains	—	—
Extraordinary losses	0	39

Income before income taxes	300,567	334,938

Income taxes-current	(400)	(1,313)
Income taxes-deferred	172	164

Total taxes	(228)	(1,149)

Net income	300,795	336,087

12

Mitsubishi UFJ Financial Group, Inc.

(3)	Non-consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2015

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings
		Capital reserve	Other capital surplus	Other retained earnings
				Other reserve	Earned surplus brought forward
Balance at the beginning of the period	2,141,513	2,141,524	1,470,006	150,000	2,682,257
Changes during the period
Dividends from retained earnings					(126,179)
Net income					300,795
Repurchase of treasury stock
Disposal of treasury stock			(1,181)
Net changes of items other than shareholders’ equity

Total changes during the period	—	—	(1,181)	—	174,615

Balance at the end of the period	2,141,513	2,141,524	1,468,824	150,000	2,856,873

	Shareholders’ equity		Valuation and translation adjustments	Subscription rights to shares	Total net assets
	Treasury stock	Total shareholders’ equity	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	(100,147)	8,485,153	(135,474)	8,271	8,357,950
Changes during the period
Dividends from retained earnings		(126,179)			(126,179)
Net income		300,795			300,795
Repurchase of treasury stock	(100,032)	(100,032)			(100,032)
Disposal of treasury stock	2,814	1,632			1,632
Net changes of items other than shareholders’ equity			787	(488)	298

Total changes during the period	(97,218)	76,215	787	(488)	76,513

Balance at the end of the period	(197,366)	8,561,369	(134,686)	7,782	8,434,464

13

Mitsubishi UFJ Financial Group, Inc.

For the six months ended September 30, 2016

	(in millions of yen)
	Shareholders’ equity
		Capital surplus		Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Other retained earnings
				Other reserve	Earned surplus brought forward
Balance at the beginning of the period	2,141,513	2,141,524	1,468,824	150,000	2,976,603
Changes during the period
Dividends from retained earnings					(124,116)
Net income					336,087
Repurchase of treasury stock
Disposal of treasury stock			(1,004)
Net changes of items other than shareholders’ equity

Total changes during the period	—	—	(1,004)	—	211,970

Balance at the end of the period	2,141,513	2,141,524	1,467,819	150,000	3,188,574

	Shareholders’ equity		Valuation and translation adjustments
	Treasury stock	Total shareholders’ equity	Net deferred gains (losses) on hedging instruments	Subscription rights to shares	Total net assets
Balance at the beginning of the period	(297,385)	8,581,079	(107,010)	8,260	8,482,329
Changes during the period
Dividends from retained earnings		(124,116)			(124,116)
Net income		336,087			336,087
Repurchase of treasury stock	(109,752)	(109,752)			(109,752)
Disposal of treasury stock	3,107	2,103			2,103
Net changes of items other than shareholders’ equity			41,545	(1,855)	39,690

Total changes during the period	(106,644)	104,322	41,545	(1,855)	144,012

Balance at the end of the period	(404,030)	8,685,401	(65,464)	6,405	8,626,342

14

Mitsubishi UFJ Financial Group, Inc.

(4)	Notes on Going-Concern Assumption

Not applicable

15

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2016

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1 [ BTMU and MUTB Combined ]*2*3*4	——	1
	[ BTMU Consolidated ][ BTMU Non-consolidated ]
	[ MUTB Consolidated ][ MUTB Non-consolidated ]

2. Average Interest Rate Spread	[ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ BTMU and MUTB Combined ]	——	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ]	——	8

4. Securities	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	9

5. ROE	[ MUFG Consolidated ]	——	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	——	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU and MUTB Combined including Trust Account ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	——	18

9. Progress in Disposition of Problem Assets	[ BTMU Non-consolidated ] [ MUTB Non-consolidated including Trust Account ]	——	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	——	25

11. Overseas Loans	[ BTMU and MUTB Combined ]	——	29

12. Loans and Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	30

13. Domestic Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	31

14. Status of Deferred Tax Assets	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	32

(References)

1. Financial Statements	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	34

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2016 (A)	September 30, 2015 (B)
Gross profits	1,969,410	2,109,178	(139,768)
Gross profits before credit costs for trust accounts	1,969,410	2,109,178	(139,768)
Net interest income	975,085	1,076,365	(101,279)
Trust fees	63,201	58,581	4,620
Credit costs for trust accounts (1)	0	0	0
Net fees and commissions	619,488	641,554	(22,065)
Net trading profits	150,992	189,350	(38,358)
Net other operating profits	160,643	143,327	17,315
Net gains (losses) on debt securities	92,678	82,150	10,528
General and administrative expenses	1,244,009	1,288,965	(44,956)
Amortization of goodwill	7,427	8,886	(1,459)
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	732,828	829,099	(96,270)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	725,401	820,212	(94,811)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	725,401	820,213	(94,811)
Net non-recurring gains (losses)	69,471	149,695	(80,223)
Credit costs (3)	(108,435)	(104,379)	(4,055)
Losses on loan write-offs	(59,831)	(65,246)	5,414
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(48,603)	(39,133)	(9,470)
Reversal of allowance for credit losses (4)	22,807	44,442	(21,634)
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	27,993	28,926	(932)
Net gains (losses) on equity securities	44,034	40,992	3,042
Gains on sales of equity securities	82,635	60,883	21,751
Losses on sales of equity securities	(27,193)	(11,790)	(15,403)
Losses on write-down of equity securities	(11,407)	(8,101)	(3,305)
Profits (losses) from investments in affiliates	113,940	144,680	(30,740)
Other non-recurring gains (losses)	(30,868)	(4,966)	(25,902)

Ordinary profits	794,873	969,908	(175,035)

Net extraordinary gains (losses)	(56,432)	(43,148)	(13,283)
Net losses on change in equity	(45,654)	(36,013)	(9,641)
Profits before income taxes	738,440	926,759	(188,319)
Income taxes-current	145,032	187,742	(42,709)
Income taxes-deferred	33,440	71,204	(37,763)
Total taxes	178,473	258,946	(80,473)
Profits	559,967	667,812	(107,845)
Profits attributable to non-controlling interests	69,436	68,491	945

Profits attributable to owners of parent	490,530	599,321	(108,791)

Note:

* Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(57,634)	(31,011)	(26,623)

Number of consolidated subsidiaries	218	227	(9)
Number of affiliated companies accounted for under the equity method	65	62	3

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2016 (A)	September 30, 2015 (B)
Gross profits	1,164,706	1,235,424	(70,717)
Gross profits before credit costs for trust accounts	1,164,706	1,235,424	(70,717)
Domestic gross profits	637,483	751,116	(113,633)
Net interest income	352,383	422,717	(70,333)
Trust fees	49,897	45,638	4,259
Credit costs for trust accounts (1)	0	0	0
Net fees and commissions	183,973	195,964	(11,991)
Net trading profits	17,579	20,821	(3,241)
Net other operating profits	33,648	65,974	(32,325)
Net gains (losses) on debt securities	33,854	60,641	(26,787)
Non-domestic gross profits	527,223	484,308	42,915
Net interest income	273,338	284,023	(10,685)
Net fees and commissions	94,849	97,785	(2,935)
Net trading profits	79,124	51,142	27,981
Net other operating profits	79,910	51,356	28,554
Net gains (losses) on debt securities	52,611	16,015	36,596
General and administrative expenses	654,826	659,308	(4,482)
Personnel expenses	237,980	246,337	(8,357)
Non-personnel expenses	380,961	379,057	1,903
Taxes	35,884	33,913	1,970
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	509,880	576,115	(66,235)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	509,880	576,115	(66,235)
Net non-recurring gains (losses)	5,874	61,813	(55,939)
Credit costs (3)	(64,663)	(59,124)	(5,538)
Losses on loan write-offs	(16,144)	(19,453)	3,309
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(48,518)	(39,670)	(8,847)
Reversal of allowance for credit losses (4)	52,591	73,808	(21,216)
Reversal of reserve for contingent losses included in credit costs (5)	103	—	103
Gains on loans written-off (6)	8,978	7,893	1,084
Net gains (losses) on equity securities	36,938	34,053	2,884
Gains on sales of equity securities	76,533	53,150	23,383
Losses on sales of equity securities	(28,226)	(11,361)	(16,865)
Losses on write-down of equity securities	(11,368)	(7,735)	(3,632)
Other non-recurring gains (losses)	(28,073)	5,183	(33,257)

Ordinary profits	515,754	637,929	(122,174)

Net extraordinary gains (losses)	(3,830)	12,812	(16,642)
Net gains (losses) on disposition of fixed assets	3,909	(4,089)	7,999
Losses on impairment of fixed assets	(1,611)	(1,417)	(193)
Losses on liquidation of equity securities of subsidiaries	(7,941)	—	(7,941)
Gain on sales of equity securities of subsidiaries	2,600	18,319	(15,718)
Income before income taxes	511,924	650,741	(138,817)
Income taxes-current	123,675	141,947	(18,271)
Income taxes-deferred	(10,523)	58,780	(69,303)
Total taxes	113,152	200,728	(87,575)

Net income	398,772	450,013	(51,241)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(2,990)	22,576	(25,566)

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2016 (A)	September 30, 2015 (B)
Gross profits	1,374,053	1,464,630	(90,577)
Net interest income	833,575	903,716	(70,141)
Trust fees	6,293	6,635	(341)
Net fees and commissions	331,626	337,130	(5,503)
Net trading profits	78,969	57,741	21,228
Net other operating profits	123,588	159,407	(35,819)
Net gains (losses) on debt securities	77,362	82,475	(5,113)
General and administrative expenses	820,861	864,026	(43,165)
Amortization of goodwill	6,890	8,353	(1,463)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	560,082	608,958	(48,875)
Net operating profits before provision for general allowance for credit losses	553,192	600,604	(47,412)
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits*	553,192	600,604	(47,412)
Net non-recurring gains (losses)	(18,718)	37,321	(56,040)
Credit costs (2)	(79,016)	(77,327)	(1,688)
Losses on loan write-offs	(30,387)	(38,164)	7,777
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(48,629)	(39,163)	(9,465)
Reversal of allowance for credit losses (3)	31,175	50,403	(19,227)
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	17,544	17,859	(315)
Net gains (losses) on equity securities	23,686	36,785	(13,098)
Gains on sales of equity securities	62,226	52,509	9,717
Losses on sales of equity securities	(27,776)	(8,810)	(18,966)
Losses on write-down of equity securities	(10,762)	(6,913)	(3,849)
Profits (losses) from investments in affiliates	9,997	16,751	(6,753)
Other non-recurring gains (losses)	(22,106)	(7,150)	(14,955)

Ordinary profits	534,474	637,926	(103,452)

Net extraordinary gains (losses)	(5,125)	9,945	(15,070)
Net gains (losses) on disposition of fixed assets	4,947	(4,660)	9,608
Losses on impairment of fixed assets	(2,601)	(1,101)	(1,500)
Gains (losses) on sales of equity securities of subsidiaries	(226)	15,595	(15,821)
Losses on liquidation of equity securities of subsidiaries	(3,236)	—	(3,236)
Losses on exchange of shares of affiliates	(4,007)	—	(4,007)
Profits before income taxes	529,349	647,871	(118,522)
Income taxes-current	106,324	134,483	(28,158)
Income taxes-deferred	17,442	69,386	(51,944)
Total taxes	123,767	203,870	(80,102)
Profits	405,581	444,001	(38,419)
Profits attributable to non-controlling interests	30,736	35,401	(4,664)

Profits attributable to owners of parent	374,844	408,599	(33,755)

Note:

* Net operating profits = Net operating profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(30,296)	(9,064)	(21,231)

Number of consolidated subsidiaries	128	129	(1)
Number of affiliated companies accounted for under the equity method	57	58	(1)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2016 (A)	September 30, 2015 (B)
Gross profits	972,318	1,048,746	(76,427)
Domestic gross profits	491,111	599,169	(108,057)
Net interest income	312,320	372,961	(60,641)
Net fees and commissions	135,450	147,702	(12,251)
Net trading profits	12,992	8,116	4,875
Net other operating profits	30,348	70,389	(40,040)
Net gains (losses) on debt securities	28,414	60,257	(31,842)
Non-domestic gross profits	481,207	449,577	31,629
Net interest income	244,394	237,911	6,482
Net fees and commissions	93,323	96,071	(2,747)
Net trading profits	76,464	53,803	22,661
Net other operating profits	67,024	61,790	5,233
Net gains (losses) on debt securities	43,539	18,418	25,121
General and administrative expenses	555,226	568,300	(13,073)
Personnel expenses	199,442	211,256	(11,813)
Non-personnel expenses	325,411	326,415	(1,004)
Amortization of goodwill	164	148	15
Taxes	30,373	30,628	(255)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	417,256	480,595	(63,338)
Net operating profits before provision for general allowance for credit losses	417,092	480,446	(63,354)
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	417,092	480,446	(63,354)
Net non-recurring gains (losses)	(6,853)	57,933	(64,786)
Credit costs (2)	(64,280)	(58,860)	(5,420)
Losses on loan write-offs	(15,802)	(19,303)	3,501
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(48,478)	(39,556)	(8,921)
Reversal of allowance for credit losses (3)	50,973	72,400	(21,426)
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	8,574	7,724	850
Net gains (losses) on equity securities	23,471	32,130	(8,659)
Gains on sales of equity securities	61,342	47,178	14,163
Losses on sales of equity securities	(27,401)	(8,357)	(19,043)
Losses on write-down of equity securities	(10,469)	(6,690)	(3,779)
Other non-recurring gains (losses)	(25,592)	4,537	(30,130)

Ordinary profits	410,239	538,379	(128,140)

Net extraordinary gains (losses)	1,725	13,266	(11,540)
Net gains (losses) on disposition of fixed assets	5,034	(4,101)	9,135
Losses on impairment of fixed assets	(271)	(951)	680
Losses on liquidation of equity securities of subsidiaries	(4,850)	—	(4,850)
Gain on sales of equity securities of subsidiaries	2,600	18,319	(15,718)
Income before income taxes	411,964	551,645	(139,680)
Income taxes-current	98,189	119,046	(20,856)
Income taxes-deferred	(9,268)	52,945	(62,213)
Total taxes	88,921	171,991	(83,070)

Net income	323,043	379,654	(56,610)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(4,731)	21,264	(25,996)

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2016 (A)	September 30, 2015 (B)
Gross profits	232,909	236,353	(3,443)
Gross profits before credit costs for trust accounts	232,909	236,352	(3,443)
Trust fees	57,046	52,029	5,017
Trust fees before credit costs for trust accounts	57,045	52,028	5,017
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	14,556	4,668	9,888
Other trust fees	42,489	47,360	(4,871)
Credit costs for trust accounts (1)	0	0	0
Net interest income	50,915	91,167	(40,252)
Net fees and commissions	96,899	94,006	2,892
Net trading profits	9,735	12,972	(3,236)
Net other operating profits	18,313	(13,822)	32,135
Net gains (losses) on debt securities	14,478	(2,103)	16,582
General and administrative expenses	141,670	129,276	12,393
Amortization of goodwill	535	531	4
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	91,774	107,607	(15,832)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	91,238	107,075	(15,837)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	91,238	107,076	(15,837)
Net non-recurring gains (losses)	14,309	8,260	6,048
Credit costs (3)	(403)	(275)	(127)
Losses on loan write-offs	(362)	(161)	(200)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(40)	(114)	73
Reversal of allowance for credit losses (4)	1,647	1,507	140
Reversal of reserve for contingent losses included in credit costs (5)	103	—	103
Gains on loans written-off (6)	458	192	265
Net gains (losses) on equity securities	13,466	1,929	11,537
Gains on sales of equity securities	15,191	5,977	9,213
Losses on sales of equity securities	(825)	(3,003)	2,177
Losses on write-down of equity securities	(899)	(1,045)	146
Profits (losses) from investments in affiliates	2,391	5,853	(3,461)
Other non-recurring gains (losses)	(3,355)	(945)	(2,409)

Ordinary profits	105,547	115,336	(9,788)

Net extraordinary gains (losses)	(5,247)	(512)	(4,735)
Net gains (losses) on disposition of fixed assets	(1,134)	(4)	(1,130)
Losses on impairment of fixed assets	(1,339)	(508)	(831)
Losses on liquidation of equity securities of subsidiaries	(2,773)	—	(2,773)
Profits before income taxes	100,300	114,824	(14,524)
Income taxes-current	31,204	28,446	2,758
Income taxes-deferred	(1,965)	1,265	(3,230)
Total taxes	29,239	29,712	(472)
Profits	71,060	85,111	(14,051)
Profits attributable to non-controlling interests	5,620	5,517	103

Profits attributable to owners of parent	65,439	79,594	(14,155)

Note:

* Net operating profits = Net operating profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses -Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	1,806	1,424	382

Number of consolidated subsidiaries	52	56	(4)
Number of affiliated companies accounted for under the equity method	13	12	1

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2016 (A)	September 30, 2015 (B)
Gross profits	192,388	186,677	5,710
Gross profits before credit costs for trust accounts	192,387	186,677	5,710
Domestic gross profits	146,371	151,947	(5,575)
Trust fees	49,897	45,638	4,259
Trust fees before credit costs for trust accounts	49,897	45,638	4,259
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	14,556	4,668	9,888
Other trust fees	35,341	40,969	(5,628)
Credit costs for trust accounts (1)	0	0	0
Net interest income	40,062	49,755	(9,692)
Net fees and commissions	48,522	48,262	260
Net trading profits	4,587	12,704	(8,117)
Net other operating profits	3,300	(4,414)	7,714
Net gains (losses) on debt securities	5,440	384	5,055
Non-domestic gross profits	46,016	34,730	11,285
Net interest income	28,943	46,111	(17,168)
Net fees and commissions	1,526	1,713	(187)
Net trading profits	2,659	(2,660)	5,320
Net other operating profits	12,886	(10,434)	23,320
Net gains (losses) on debt securities	9,072	(2,402)	11,475
General and administrative expenses	99,599	91,008	8,591
Personnel expenses	38,538	35,081	3,456
Non-personnel expenses	55,550	52,641	2,908
Taxes	5,511	3,284	2,226
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	92,788	95,669	(2,881)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	92,788	95,669	(2,880)
Net non-recurring gains (losses)	12,727	3,880	8,846
Credit costs (3)	(383)	(264)	(118)
Losses on loan write-offs	(342)	(150)	(191)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(40)	(114)	73
Reversal of allowance for credit losses (4)	1,617	1,407	209
Reversal of reserve for contingent losses included in credit costs (5)	103	—	103
Gains on loans written-off (6)	403	168	234
Net gains (losses) on equity securities	13,466	1,922	11,544
Gains on sales of equity securities	15,191	5,971	9,220
Losses on sales of equity securities	(825)	(3,003)	2,177
Losses on write-down of equity securities	(899)	(1,045)	146
Other non-recurring gains (losses)	(2,480)	645	(3,126)

Ordinary profits	105,515	99,549	5,965

Net extraordinary gains (losses)	(5,556)	(454)	(5,101)
Net gains (losses) on disposition of fixed assets	(1,124)	11	(1,136)
Losses on impairment of fixed assets	(1,339)	(465)	(873)
Losses on liquidation of equity securities of subsidiaries	(3,091)	—	(3,091)
Income before income taxes	99,959	99,095	863
Income taxes-current	25,485	22,901	2,584
Income taxes-deferred	(1,255)	5,835	(7,090)
Total taxes	24,230	28,736	(4,505)

Net income	75,728	70,359	5,369

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	1,741	1,312	429

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2016 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2015 (B)
Total average interest rate on interest-earning assets (a)	0.57	(0.08)	0.65
Average interest rate on loans and bills discounted (b)	0.87	(0.07)	0.95
Average interest rate on securities	0.70	(0.10)	0.80
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.62	(0.04)	0.66
Average interest rate on deposits and NCD (d)	0.01	(0.02)	0.03
Average interest rate on other liabilities	0.29	0.10	0.18
Overall interest rate spread (a)-(c)	(0.05)	(0.04)	(0.01)
Interest rate spread (b)-(d)	0.86	(0.05)	0.91

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	1.00	(0.12)	1.13
Interest rate spread (e)-(d)	0.99	(0.10)	1.10

MUTB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2016 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2015 (B)
Total average interest rate on interest-earning assets (a)	0.51	(0.08)	0.60
Average interest rate on loans and bills discounted (b)	0.52	(0.16)	0.68
Average interest rate on securities	0.85	(0.03)	0.88
Total average interest rate on interest-bearing liabilities (c)	0.15	(0.00)	0.16
Average interest rate on deposits and NCD (d)	0.09	(0.03)	0.13
Overall interest rate spread (a)-(c)	0.35	(0.08)	0.43
Interest rate spread (b)-(d)	0.42	(0.12)	0.55

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.55	(0.12)	0.68
Interest rate spread (e)-(d)	0.46	(0.09)	0.55

BTMU and MUTB Combined

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2016 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2015 (B)
Average interest rate on loans and bills discounted (a)	0.81	(0.09)	0.91
Average interest rate on deposits and NCD (b)	0.02	(0.02)	0.04
Interest rate spread (a)-(b)	0.79	(0.07)	0.86

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	0.92	(0.12)	1.05
Interest rate spread (c)-(b)	0.90	(0.10)	1.01

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2016
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,427.3	5,966.8	10,380.5	17,774.7
Receive-floater/pay-fix	349.8	2,944.7	3,465.5	6,760.1
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,777.2	8,911.5	13,846.1	24,534.9

BTMU Consolidated
	(in billions of yen)
	As of September 30, 2016
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	741.3	4,411.2	9,590.0	14,742.6
Receive-floater/pay-fix	151.0	861.0	1,467.1	2,479.2
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	892.4	5,272.2	11,057.2	17,221.9

MUTB Consolidated
	(in billions of yen)
	As of September 30, 2016
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	686.0	1,555.6	790.4	3,032.0
Receive-floater/pay-fix	210.2	1,923.7	1,982.4	4,116.3
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	896.2	3,479.3	2,772.9	7,148.4

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2016				As of March 31, 2016
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	3,474,740	93,017	98,249	5,232	3,886,239	64,518	79,584	15,066
Domestic bonds	1,101,018	60,481	60,481	—	1,101,107	58,008	58,008	—
Government bonds	1,101,018	60,481	60,481	—	1,101,107	58,008	58,008	—
Municipal bonds	—	—	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—	—	—
Other	2,373,722	32,535	37,768	5,232	2,785,132	6,510	21,576	15,066
Foreign bonds	1,063,121	33,117	33,235	118	1,233,171	6,746	12,805	6,058
Other	1,310,600	(581)	4,532	5,114	1,551,961	(236)	8,771	9,007

	(in millions of yen)
	As of September 30, 2016				As of March 31, 2016
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Available-for-sale securities	60,761,775	3,409,026	3,613,700	204,673	65,518,480	3,485,297	3,706,495	221,198
Domestic equity securities	4,624,945	2,042,574	2,144,280	101,705	4,873,212	2,205,424	2,295,767	90,342
Domestic bonds	28,055,148	695,136	699,033	3,897	30,322,492	718,247	721,722	3,475
Government bonds	24,414,844	612,091	613,542	1,451	27,255,998	631,901	632,132	231
Municipal bonds	762,993	13,233	13,271	38	449,330	11,539	11,623	84
Corporate bonds	2,877,310	69,812	72,219	2,407	2,617,163	74,806	77,966	3,159
Other	28,081,681	671,315	770,386	99,070	30,322,776	561,624	689,005	127,380
Foreign equity securities	144,552	17,640	38,228	20,587	149,076	23,820	35,445	11,624
Foreign bonds	24,709,611	617,606	631,079	13,472	26,650,433	510,987	544,870	33,883
Other	3,227,517	36,068	101,078	65,009	3,523,265	26,816	108,689	81,872

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen )
	As of September 30, 2016				As of March 31, 2016
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	2,411,619	59,899	65,013	5,114	2,653,043	57,771	66,779	9,007
Stocks of subsidiaries and affiliates	932,607	(135,866)	28,263	164,129	843,460	(91,424)	29,661	121,086

	(in millions of yen)
	As of September 30, 2016				As of March 31, 2016
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Available-for-sale securities	41,817,914	2,455,027	2,639,933	184,905	44,773,389	2,531,495	2,713,435	181,940
Domestic equity securities	3,740,312	1,534,937	1,633,955	99,017	3,943,763	1,661,719	1,751,653	89,934
Domestic bonds	21,728,383	601,094	603,558	2,464	23,353,550	619,996	621,020	1,024
Other	16,349,218	318,996	402,419	83,422	17,476,076	249,779	340,761	90,981
Foreign equity securities	135,940	12,401	33,572	21,171	142,546	18,227	29,916	11,688
Foreign bonds	14,375,420	338,777	344,533	5,755	15,024,229	279,857	285,357	5,500
Other	1,837,857	(32,182)	24,312	56,495	2,309,300	(48,305)	25,487	73,792
Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of September 30, 2016				As of March 31, 2016
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	9,415,824	4,245,313	5,484,547	3,683,717	9,503,563	5,596,113	5,325,107	4,029,848
Government bonds	9,248,462	3,610,046	4,291,591	2,639,992	9,377,044	4,996,212	4,581,169	3,029,462
Municipal bonds	25,009	118,287	579,470	319	10,160	106,842	292,183	329
Corporate bonds	142,352	516,980	613,484	1,043,404	116,358	493,058	451,754	1,000,056
Other	2,285,339	4,160,654	6,053,294	3,590,949	2,072,496	5,953,081	6,055,164	2,948,188
Foreign bonds	2,077,150	3,946,016	5,068,239	3,268,153	1,851,875	5,671,608	4,823,497	2,659,161
Other	208,189	214,638	985,055	322,796	220,621	281,472	1,231,667	289,026

Total	11,701,164	8,405,968	11,537,842	7,274,666	11,576,060	11,549,194	11,380,271	6,978,036

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2016				As of March 31, 2016
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	—	—	—	—	—	—	—	—
Stocks of subsidiaries and affiliates	60,671	46,072	46,232	160	57,771	50,968	51,070	102

	(in millions of yen)
	As of September 30, 2016				As of March 31, 2016
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Available-for-sale securities	15,962,024	844,064	868,960	24,895	17,108,424	873,305	899,752	26,447
Domestic equity securities	924,151	432,020	447,787	15,766	974,012	470,438	484,778	14,340
Domestic bonds	6,420,660	93,839	95,402	1,563	7,013,586	98,263	100,843	2,580
Other	8,617,212	318,204	325,770	7,565	9,120,825	304,604	314,131	9,526
Foreign equity securities	54	31	31	—	51	26	26	0
Foreign bonds	7,657,334	248,763	252,310	3,546	8,367,901	228,667	235,989	7,322
Other	959,824	69,409	73,428	4,019	752,872	75,910	78,114	2,204

Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of September 30, 2016				As of March 31, 2016
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	899,500	3,809,768	932,573	778,818	1,406,286	3,784,586	1,548,706	274,006
Government bonds	859,001	3,671,107	549,036	730,566	1,342,229	3,658,650	1,178,195	228,813
Municipal bonds	—	70	35,928	3,905	—	88	35,825	3,900
Corporate bonds	40,499	138,590	347,608	44,346	64,057	125,847	334,685	41,292
Other	789,183	2,909,401	2,772,309	1,745,448	809,569	3,407,239	3,072,071	1,445,720
Foreign bonds	742,135	2,586,547	2,584,207	1,744,444	774,774	3,145,573	3,021,564	1,425,989
Other	47,048	322,854	188,101	1,003	34,795	261,666	50,507	19,731

Total	1,688,683	6,719,170	3,704,883	2,524,266	2,215,856	7,191,826	4,620,778	1,719,726

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the six months ended September 30, 2016 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2015 (B)
ROE	7.91	(1.67)	9.59

Note:

ROE is computed as follows:

profits attributable to owners of parent × 2	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated	(in billions of yen)
	As of September 30, 2016 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
(1) Total capital ratio (4)/(7)	16.56%	0.55%	16.01%
(2) Tier 1 capital ratio (5)/(7)	13.50%	0.26%	13.24%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.20%	0.56%	11.63%
(4) Total capital	17,424.3	(517.4)	17,941.8
(5) Tier 1 capital	14,205.5	(633.7)	14,839.2
(6) Common Equity Tier 1 capital	12,839.4	(200.4)	13,039.8
(7) Risk weighted assets	105,206.2	(6,858.1)	112,064.3
(8) Required Capital (7)x8%	8,416.4	(548.6)	8,965.1

BTMU Consolidated	(in billions of yen)
	As of September 30, 2016 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
(1) Total capital ratio (4)/(7)	16.20%	0.53%	15.66%
(2) Tier 1 capital ratio (5)/(7)	12.93%	0.22%	12.71%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.64%	0.55%	11.08%
(4) Total capital	13,545.6	(467.5)	14,013.2
(5) Tier 1 capital	10,816.6	(558.5)	11,375.2
(6) Common Equity Tier 1 capital	9,733.5	(184.2)	9,917.7
(7) Risk weighted assets	83,596.9	(5,859.6)	89,456.6
(8) Required Capital (7)×8%	6,687.7	(468.7)	7,156.5

MUTB Consolidated	(in billions of yen)
	As of September 30, 2016 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
(1) Total capital ratio (4)/(7)	20.43%	0.45%	19.97%
(2) Tier 1 capital ratio (5)/(7)	17.15%	0.33%	16.82%
(3) Common Equity Tier 1 capital ratio (6)/(7)	16.38%	0.36%	16.01%
(4) Total capital	2,359.8	(11.2)	2,371.0
(5) Tier 1 capital	1,981.4	(15.1)	1,996.6
(6) Common Equity Tier 1 capital	1,891.9	(8.7)	1,900.6
(7) Risk weighted assets	11,549.4	(318.8)	11,868.3
(8) Required Capital (7)x8%	923.9	(25.5)	949.4

BTMU Non-consolidated	(in billions of yen)
	As of September 30, 2016 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
(1) Total capital ratio (4)/(7)	18.37%	0.86%	17.51%
(2) Tier 1 capital ratio (5)/(7)	14.73%	0.47%	14.25%
(3) Common Equity Tier 1 capital ratio (6)/(7)	12.97%	0.66%	12.30%
(4) Total capital	12,819.0	(14.2)	12,833.3
(5) Tier 1 capital	10,279.9	(166.7)	10,446.7
(6) Common Equity Tier 1 capital	9,050.2	30.8	9,019.4
(7) Risk weighted assets	69,770.1	(3,507.7)	73,277.9
(8) Required Capital (7)x8%	5,581.6	(280.6)	5,862.2

MUTB Non-consolidated	(in billions of yen)
	As of September 30, 2016 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
(1) Total capital ratio (4)/(7)	21.81%	0.73%	21.08%
(2) Tier 1 capital ratio (5)/(7)	18.07%	0.61%	17.45%
(3) Common Equity Tier 1 capital ratio (6)/(7)	17.17%	0.59%	16.58%
(4) Total capital	2,372.4	13.7	2,358.7
(5) Tier 1 capital	1,965.6	12.6	1,952.9
(6) Common Equity Tier 1 capital	1,867.7	12.2	1,855.5
(7) Risk weighted assets	10,874.5	(313.5)	11,188.1
(8) Required Capital (7)x8%	869.9	(25.0)	895.0

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.

Risk-adjusted capital ratio of BTMU and MUTB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans
	(in millions of yen)
	As of September 30, 2016 (A)	% to total loans and bills discounted	As of March 31, 2016 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	50,382	0.04%	54,913	0.04%	(4,531)	(0.00)%
Non-accrual delinquent loans	778,755	0.74%	1,110,576	0.97%	(331,821)	(0.23)%
Accruing loans contractually past due 3 months or more	49,669	0.04%	51,620	0.04%	(1,950)	0.00%
Restructured loans	665,784	0.63%	438,767	0.38%	227,017	0.24%

Total risk monitored loans	1,544,592	1.47%	1,655,877	1.45%	(111,285)	0.01%

Total loans and bills discounted	104,844,873	——	113,756,325	——	(8,911,451)	——

Written-off	413,491	——	397,076	——	16,414	——
(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2016 (A)	% to total risk monitored loans	As of March 31, 2016 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	925,288	59.90%	1,057,585	63.86%	(132,297)	(3.96)%
General allowance for credit losses	661,320	——	571,689	——	89,631	——
Specific allowance for credit losses	263,608	——	485,577	——	(221,969)	——
Allowance for credit to specific foreign borrowers	358	——	318	——	39	——
(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic	1,085,917	1,177,149	(91,231)
Overseas	458,674	478,728	(20,053)
Asia	124,510	145,343	(20,832)
Indonesia	7,484	7,451	33
Singapore	15,476	18,414	(2,938)
Thailand	81,881	93,510	(11,628)
China	3,128	3,488	(360)
Other	16,539	22,477	(5,938)
Americas	207,437	199,432	8,004
Europe, Middle East and Other	126,726	133,952	(7,225)

Total	1,544,592	1,655,877	(111,285)

Classified by Industry

	(in millions of yen)
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic	1,085,917	1,177,149	(91,231)
Manufacturing	394,908	430,858	(35,949)
Construction	17,873	20,705	(2,832)
Wholesale and retail	151,021	164,429	(13,408)
Finance and insurance	420	1,466	(1,045)
Real estate, goods rental and leasing	81,162	90,620	(9,457)
Services	57,447	67,387	(9,939)
Other industries	27,268	32,828	(5,560)
Consumer	355,813	368,852	(13,038)
Overseas	458,674	478,728	(20,053)
Financial institutions	12,072	14,361	(2,288)
Commercial and industrial	321,470	319,456	2,014
Other	125,131	144,910	(19,779)

Total	1,544,592	1,655,877	(111,285)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans
	(in millions of yen)
	As of September 30, 2016 (A)	% to total loans and bills discounted	As of March 31, 2016 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	42,397	0.05%	46,057	0.05%	(3,659)	0.00%
Non-accrual delinquent loans	549,247	0.69%	851,173	0.98%	(301,925)	(0.29)%
Accruing loans contractually past due 3 months or more	51,819	0.06%	54,585	0.06%	(2,765)	0.00%
Restructured loans	517,686	0.65%	276,441	0.31%	241,245	0.33%

Total risk monitored loans	1,161,151	1.46%	1,228,257	1.41%	(67,105)	0.04%

Total loans and bills discounted	79,523,573	——	86,691,727	——	(7,168,153)	——

Written-off	333,232	——	309,542	——	23,690	——
(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2016 (A)	% to total risk monitored loans	As of March 31, 2016 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	565,093	48.66%	665,588	54.18%	(100,494)	(5.52)%
General allowance for credit losses	398,913	——	290,081	——	108,831	——
Specific allowance for credit losses	165,823	——	375,188	——	(209,364)	——
Allowance for credit to specific foreign borrowers	356	——	318	——	38	——

(3)    Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic	883,106	972,296	(89,189)
Overseas	278,044	255,960	22,083
Asia	37,613	44,823	(7,209)
Indonesia	2,665	2,979	(314)
Singapore	15,476	18,414	(2,938)
Thailand	5	—	5
China	3,035	3,380	(344)
Other	16,431	20,048	(3,617)
Americas	113,866	77,184	36,681
Europe, Middle East and Other	126,564	133,952	(7,387)

Total	1,161,151	1,228,257	(67,105)

Classified by Industry

	(in millions of yen)
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic	883,106	972,296	(89,189)
Manufacturing	372,515	405,969	(33,453)
Construction	17,187	20,003	(2,816)
Wholesale and retail	149,390	162,914	(13,524)
Finance and insurance	397	1,443	(1,045)
Real estate	71,186	79,324	(8,138)
Goods rental and leasing	2,501	2,720	(219)
Services	57,144	67,072	(9,927)
Other industries	26,950	32,500	(5,550)
Consumer	185,832	200,346	(14,514)
Overseas	278,044	255,960	22,083
Financial institutions	11,931	14,290	(2,358)
Commercial and industrial	212,023	181,531	30,491
Other	54,089	60,138	(6,049)

Total	1,161,151	1,228,257	(67,105)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)    Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2016 (A)	% to total loans and bills discounted	As of March 31, 2016 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	563	0.00%	526	0.00%	36	0.00%
Non-accrual delinquent loans	10,237	0.07%	32,576	0.24%	(22,338)	(0.17)%
Accruing loans contractually past due 3 months or more	201	0.00%	214	0.00%	(13)	(0.00)%
Restructured loans	27,170	0.20%	9,886	0.07%	17,283	0.12%

Total risk monitored loans	38,172	0.28%	43,203	0.32%	(5,031)	(0.04)%

Total loans and bills discounted	13,573,206	——	13,192,538	——	380,668	——

Written-off	8,285	——	7,459	——	825	——

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2016 (A)	% to total risk monitored loans	As of March 31, 2016 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	34,114	89.37%	37,084	85.83%	(2,969)	3.53%
General allowance for credit losses	33,080	——	26,355	——	6,725	——
Specific allowance for credit losses	1,031	——	10,729	——	(9,697)	——
Allowance for credit to specific foreign borrowers	1	——	0	——	1	——

(3)    Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic	38,172	43,181	(5,008)
Overseas	—	22	(22)
Asia	—	—	—
Americas	—	22	(22)
Europe, Middle East and Other	—	—	—

Total	38,172	43,203	(5,031)

Classified by Industry

	(in millions of yen)
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic	38,172	43,181	(5,008)
Manufacturing	22,365	24,857	(2,492)
Construction	669	684	(15)
Wholesale and retail	1,409	1,353	56
Finance and insurance	—	—	—
Real estate	7,426	8,524	(1,098)
Goods rental and leasing	—	—	—
Services	284	296	(11)
Other industries	313	322	(9)
Consumer	5,704	7,143	(1,438)
Overseas	—	22	(22)
Financial institutions	—	—	—
Commercial and industrial	—	—	—
Other	—	22	(22)

Total	38,172	43,203	(5,031)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1)    Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2016 (A)	% to total loans and bills discounted	As of March 31, 2016 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	3	0.01%	11	0.04%	(7)	(0.03)%
Non-accrual delinquent loans	0	0.00%	0	0.00%	(0)	(0.00)%
Accruing loans contractually past due 3 months or more	5	0.02%	5	0.02%	—	0.00%
Restructured loans	597	2.91%	606	2.62%	(8)	0.29%

Total risk monitored loans	606	2.96%	623	2.69%	(16)	0.26%

Total loans and bills discounted	20,489	——	23,111	——	(2,622)	——

(2)    Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	64	69	(4)
(3) Classification of Risk-Monitored Loans Classified by Industry
	(in millions of yen)
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic	606	623	(16)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	549	564	(15)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	57	59	(1)

Total	606	623	(16)

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1)    Non Performing Loans

	(in millions of yen)
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	126,824	118,819	8,005
Doubtful	489,307	846,495	(357,187)
Special Attention	597,375	341,635	255,739
Non Performing Loans (1)	1,213,507	1,306,950	(93,442)

Normal	101,122,971	108,009,909	(6,886,937)

Total	102,336,479	109,316,859	(6,980,380)

Non Performing Loans / Total	1.18%	1.19%	(0.00)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	987,762	1,096,492	(108,730)
Allowance for credit losses	380,570	461,495	(80,924)
Collateral, guarantees, etc.	607,191	634,997	(27,805)

Coverage ratio (2) / (1)	81.39%	83.89%	(2.49)%

(3)    Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	126,824		12,568		114,256			100.00%
	[118,819	]	[17,327	]	[101,491	]		[100.00	%]
Doubtful	489,307		153,175		247,203			81.82%
	[846,495	]	[355,601	]	[348,378	]		[83.16	%]
Special Attention	597,375		214,826		245,731			77.09%
	[341,635	]	[88,566	]	[185,127	]		[80.11	%]
Total	1,213,507		380,570		607,191			81.39%
	[1,306,950	]	[461,495	]	[634,997	]		[83.89	%]

Note: The upper figures are as of September 30, 2016. The lower figures with brackets are as of March 31, 2016.

(4)    Classified by Industry

	(in millions of yen)
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic	930,430	1,043,076	(112,646)
Manufacturing	395,755	446,091	(50,335)
Construction	17,940	20,787	(2,847)
Wholesale and retail	155,194	172,559	(17,365)
Finance and insurance	1,771	2,777	(1,006)
Real estate	79,398	88,661	(9,263)
Goods rental and leasing	2,501	2,722	(220)
Services	57,882	67,852	(9,970)
Other industries	28,088	33,701	(5,613)
Consumer	191,897	207,921	(16,024)
Overseas	283,077	263,873	19,203
Financial institutions	12,139	14,290	(2,150)
Commercial and industrial	216,848	189,422	27,425
Other	54,089	60,160	(6,071)

Total	1,213,507	1,306,950	(93,442)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1)    Non Performing Loans

	(in millions of yen)
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	124,891	116,853	8,038
Doubtful	480,318	815,231	(334,912)
Special Attention	569,506	331,026	238,479
Non Performing Loans (1)	1,174,716	1,263,111	(88,394)

Normal	87,106,127	94,370,441	(7,264,314)

Total	88,280,843	95,633,552	(7,352,708)

Non Performing Loans / Total	1.33%	1.32%	0.00%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	956,318	1,059,742	(103,424)
Allowance for credit losses	368,535	447,041	(78,505)
Collateral, guarantees, etc.	587,782	612,701	(24,918)

Coverage ratio (2) / (1)	81.40%	83.89%	(2.49)%

(3)    Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	124,891		12,559		112,332		100.00%		100.00%
	[116,853	]	[17,316	]	[99,536	]	[100.00	%]	[100.00	%]
Doubtful	480,318		152,625		239,491		63.37%		81.63%
	[815,231	]	[345,361	]	[331,408	]	[71.38	%]	[83.01	%]
Special Attention	569,506		203,351		235,958		60.96%		77.13%
	[331,026	]	[84,363	]	[181,756	]	[56.51	%]	[80.39	%]
Total	1,174,716		368,535		587,782		62.78%		81.40%
	[1,263,111	]	[447,041	]	[612,701	]	[68.73	%]	[83.89	%]

Note:	The upper figures are as of September 30, 2016. The lower figures with brackets are as of March 31, 2016.

(4)    Classified by Industry

	(in millions of yen)
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic	891,638	999,259	(107,620)
Manufacturing	373,390	421,233	(47,843)
Construction	17,271	20,103	(2,832)
Wholesale and retail	153,785	171,206	(17,421)
Finance and insurance	1,771	2,777	(1,006)
Real estate	71,422	79,572	(8,149)
Goods rental and leasing	2,501	2,722	(220)
Services	57,597	67,556	(9,958)
Other industries	27,775	33,379	(5,603)
Consumer	186,123	200,707	(14,584)
Overseas	283,077	263,851	19,225
Financial institutions	12,139	14,290	(2,150)
Commercial and industrial	216,848	189,422	27,425
Other	54,089	60,138	(6,049)

Total	1,174,716	1,263,111	(88,394)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)    Non Performing Loans

	(in millions of yen)
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	1,929	1,954	(25)
Doubtful	8,883	31,159	(22,276)
Special Attention	27,371	10,101	17,270
Non Performing Loans (1)	38,184	43,215	(5,031)

Normal	13,996,962	13,616,979	379,982

Total	14,035,146	13,660,195	374,950

Non Performing Loans / Total	0.27%	0.31%	(0.04)%
(2) Status of Coverage of Non Performing Loans
	(in millions of yen)
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	30,897	36,260	(5,363)
Allowance for credit losses	12,035	14,454	(2,419)
Collateral, guarantees, etc.	18,861	21,805	(2,944)

Coverage ratio (2) / (1)	80.91%	83.90%	(2.98)%

(3)    Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	1,929		8		1,920		100.00%		100.00%
	[1,954	]	[10	]	[1,943	]	[100.00	%]	[100.00	%]
Doubtful	8,883		550		7,609		43.21%		91.85%
	[31,159	]	[10,239	]	[16,879	]	[71.70	%]	[87.03	%]
Special Attention	27,371		11,475		9,331		63.61%		76.01%
	[10,101	]	[4,203	]	[2,982	]	[59.05	%]	[71.14	%]
Total	38,184		12,035		18,861		62.28%		80.91%
	[43,215	]	[14,454	]	[21,805	]	[67.51	%]	[83.90	%]

Note:	The upper figures are as of September 30, 2016. The lower figures with brackets are as of March 31, 2016.

(4)    Classified by Industry

	(in millions of yen)
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic	38,184	43,193	(5,009)
Manufacturing	22,365	24,857	(2,492)
Construction	669	684	(15)
Wholesale and retail	1,409	1,353	56
Finance and insurance	—	—	—
Real estate	7,426	8,524	(1,098)
Goods rental and leasing	—	—	—
Services	284	296	(11)
Other industries	313	322	(9)
Consumer	5,716	7,155	(1,438)
Overseas	—	22	(22)
Financial institutions	—	—	—
Commercial and industrial	—	—	—
Other	—	22	(22)

Total	38,184	43,215	(5,031)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1)    Non Performing Loans

					(in millions of yen)
					As of September 30, 2016 (A)		As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					3		11	(7)
Doubtful					105		104	1
Special Attention					497		507	(10)
Non Performing Loans (1)					606		623	(16)

Normal					19,882		22,488	(2,605)

Total					20,489		23,111	(2,622)

Non Performing Loans / Total					2.96%		2.69%	0.26%

(2) Status of Coverage of Non Performing Loans

					(in millions of yen)
					As of September 30, 2016 (A)		As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					547		490	56
Allowance for credit losses					—		—	—
Collateral, guarantees, etc.					547		490	56

Coverage ratio (2) / (1)					90.19%		78.65%	11.54%
(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	3		—		3			100.00%
	[11	]	[—	]	[11	]		[100.00%]
Doubtful	105		—		102			96.89%
	[104	]	[—	]	[90	]		[87.31%]
Special Attention	497		—		440			88.69%
	[507	]	[—	]	[387	]		[76.38%]
Total	606		—		547			90.19%
	[623	]	[—	]	[490	]		[78.65%]

Note: The upper figures are as of September 30, 2016. The lower figures with brackets are as of March 31, 2016. (4) Classified by Industry
					(in millions of yen)
					As of September 30, 2016 (A)		As of March 31, 2016 (B)	Increase (Decrease) (A) - (B)
Domestic					606		623	(16)
Manufacturing					—		—	—
Construction					—		—	—
Wholesale and retail					—		—	—
Finance and insurance					—		—	—
Real estate					549		564	(15)
Goods rental and leasing					—		—	—
Services					—		—	—
Other industries					—		—	—
Consumer					57		59	(1)

Total					606		623	(16)

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BTMU and MUTB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[114.2]		[11.2]	[1.3] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [126.8]	Loans to bankrupt borrowers [42.9]
Substantially Bankrupt Borrowers							Non-accrual delinquent loans [559.4]
Potentially Bankrupt Borrowers	[247.5]		[241.7]		63.26%	ii) Doubtful [489.2]

Borrowers Requiring Caution (Special Attention Borrowers)	[596.8]				61.10%	iii) Special Attention [596.8]	Accruing loans contractually past due 3 months or more [52.0]
							Restructured loans [544.8]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [101,103.0]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) + ii) + iii)
						1,212.9	1,199.3

						Total

						i) + ii) + iii) + iv)
						102,315.9

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU Non-consolidated

(1)	Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2014	As of March 31, 2015	As of March 31, 2016 (A)	As of September 30, 2016 (B)	(B) - (A)
Assets newly categorized during fiscal 2013	195,312	121,427	86,518	52,946	(33,572)
Assets newly categorized during fiscal 2014		98,674	61,087	51,653	(9,434)
Assets newly categorized during fiscal 2015			500,907	156,698	(344,208)
Assets newly categorized during fiscal 2016				112,817

(2)	Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2016
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	3,548	——	——
Reconstructive treatment	23,373	——	——
Upgrade due to reconstructive treatment	—	——	——
Loan sold to secondary market	1,495	——	——
Write-offs	32,123	——	——
Others	379,150	——	——
Collection / Repayment	47,715	——	——
Upgrade	331,434	——	——

Total	439,691	22,024	417,667

Amount in process for disposition	107,555

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1)	Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2014	As of March 31, 2015	As of March 31, 2016 (A)	As of September 30, 2016 (B)	(B) - (A)
Assets newly categorized during fiscal 2013	6,315	3,069	2,510	743	(1,767)
Assets newly categorized during fiscal 2014		7,495	1,730	363	(1,367)
Assets newly categorized during fiscal 2015			18,743	1,194	(17,549)
Assets newly categorized during fiscal 2016				1,135

(2)	Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2016
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—	——	——
Reconstructive treatment	—	——	——
Upgrade due to reconstructive treatment	—	——	——
Loan sold to secondary market	1,278	——	——
Write-offs	1,579	——	——
Others	20,584	——	——
Collection / Repayment	2,223	——	——
Upgrade	18,361	——	——

Total	23,443	225	23,218

Amount in process for disposition	2,096

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1)    Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Domestic offices (excluding loans booked at offshore markets)	67,713,460	(4,975,735)	72,689,196
Manufacturing	10,519,959	(287,805)	10,807,764
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	143,740	(15,718)	159,458
Construction	751,091	(69,506)	820,597
Utilities	1,598,138	18,887	1,579,251
Communication and information services	1,482,394	197,965	1,284,429
Transport and postal activities	2,167,775	(21,148)	2,188,923
Wholesale and retail	6,414,783	(27,276)	6,442,059
Finance and insurance	8,178,449	(299,878)	8,478,327
Real estate	8,771,097	59,257	8,711,840
Goods rental and leasing	1,929,191	66,142	1,863,049
Services	2,499,942	(16,825)	2,516,767
Municipal government	613,659	7,266	606,393
Other industries (including loans to the Japanese government)	22,643,227	(4,587,098)	27,230,325
Overseas offices and loans booked at offshore markets	25,556,238	(1,789,402)	27,345,641

Total	93,269,699	(6,765,137)	100,034,837

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Total domestic consumer loans	16,446,982	80,851	16,366,131
Housing loans	15,637,906	67,120	15,570,786
Residential purpose	13,465,708	123,375	13,342,333
Other	809,075	13,731	795,344
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Outstanding amount	39,502,972	(60,089)	39,563,061
% to total domestic loans	58.33%	3.91%	54.42%

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1)    Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Domestic offices (excluding loans booked at offshore markets)	56,098,428	(5,638,285)	61,736,714
Manufacturing	8,531,799	(238,324)	8,770,123
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	140,311	(15,273)	155,584
Construction	655,722	(60,321)	716,043
Utilities	1,206,385	(9,207)	1,215,592
Communication and information services	1,187,945	133,224	1,054,721
Transport and postal activities	1,583,189	(11,490)	1,594,679
Wholesale and retail	5,549,958	19,406	5,530,552
Finance and insurance	5,840,010	(323,464)	6,163,474
Real estate	6,864,619	(32,090)	6,896,709
Goods rental and leasing	1,209,496	45,836	1,163,660
Services	2,348,928	(22,550)	2,371,478
Municipal government	605,372	7,994	597,378
Other industries (including loans to the Japanese government)	20,374,694	(5,132,027)	25,506,721
Overseas offices and loans booked at offshore markets	23,425,145	(1,529,867)	24,955,012

Total	79,523,573	(7,168,153)	86,691,727

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Total domestic consumer loans	15,073,065	83,288	14,989,776
Housing loans	14,269,053	69,166	14,199,887
Residential purpose	12,250,560	111,483	12,139,077
Other	804,011	14,122	789,889
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Outstanding amount	33,718,711	(190,183)	33,908,894
% to total domestic loans	60.10%	5.18%	54.92%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)    Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Domestic offices (excluding loans booked at offshore markets)	11,442,113	640,203	10,801,910
Manufacturing	1,988,160	(49,481)	2,037,641
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	3,429	(445)	3,874
Construction	95,369	(9,185)	104,554
Utilities	391,753	28,094	363,659
Communication and information services	294,449	64,741	229,708
Transport and postal activities	584,586	(9,658)	594,244
Wholesale and retail	864,825	(46,682)	911,507
Finance and insurance	2,331,937	23,994	2,307,943
Real estate	1,899,981	93,078	1,806,903
Goods rental and leasing	719,695	20,306	699,389
Services	151,009	5,725	145,284
Municipal government	3,469	(699)	4,168
Other industries (including loans to the Japanese government)	2,113,439	520,414	1,593,025
Overseas offices and loans booked at offshore markets	2,131,093	(259,535)	2,390,628

Total	13,573,206	380,668	13,192,538

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Total domestic consumer loans	1,364,849	(1,629)	1,366,478
Housing loans	1,359,849	(1,251)	1,361,100
Residential purpose	1,206,808	12,631	1,194,177
Other	4,999	(378)	5,377

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Outstanding amount	5,622,663	107,310	5,515,353
% to total domestic loans	49.14%	(1.91)%	51.05%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

(1)    Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Domestic offices (excluding loans booked at offshore markets)	172,918	22,347	150,571
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	—	—	—
Transport and postal activities	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	6,502	(408)	6,910
Real estate	6,497	(1,731)	8,228
Goods rental and leasing	—	—	—
Services	5	—	5
Municipal government	4,818	(29)	4,847
Other industries (including loans to the Japanese government)	155,094	24,515	130,579
Overseas offices and loans booked at offshore markets	—	—	—

Total	172,918	22,347	150,571

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Total domestic consumer loans	9,067	(807)	9,875
Housing loans	9,003	(794)	9,798
Residential purpose	8,339	(738)	9,078
Other	63	(12)	76

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Outstanding amount	161,598	22,784	138,814
% to total domestic loans	93.45%	1.26%	92.19%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Asia	6,445,697	(756,542)	7,202,239
Thailand	196,907	(45,062)	241,969
Indonesia	769,257	(82,280)	851,537
Malaysia	385,988	(154,587)	540,576
Philippines	161,110	(25,517)	186,628
South Korea	496,666	(35,329)	531,996
Singapore	1,114,663	(127,497)	1,242,161
Hong Kong	1,915,789	(190,576)	2,106,366
China	137,810	(40,142)	177,953
Taiwan	388,611	10,947	377,664
Others	878,891	(66,494)	945,386
Latin America	3,793,127	(523,736)	4,316,864
Argentina	41,945	16,160	25,784
Brazil	621,327	(26,526)	647,854
Mexico	406,054	(19,250)	425,305
Caribbean countries	2,295,442	(439,739)	2,735,182
Others	428,356	(54,379)	482,736
North America	8,083,976	273,571	7,810,405
United States of America	7,425,964	(122,741)	7,548,706
Canada	658,011	396,312	261,699
Western Europe	4,859,947	(625,635)	5,485,582
United Kingdom	1,915,877	(253,646)	2,169,523
Germany	416,012	(118,637)	534,650
France	437,204	(23,028)	460,233
Netherlands	711,124	(19,825)	730,950
Spain	140,086	(36,586)	176,673
Italy	169,533	(39,273)	208,807
Others	1,070,106	(134,637)	1,204,744
Eastern Europe	153,114	(76,860)	229,974
Others	4,316,343	(96,453)	4,412,796

Total	27,652,207	(1,805,656)	29,457,864

Note:	In addition to the (non-consolidated basis) loan balance stated above, five major overseas subsidiaries have the following loan balances in the consolidated financial statements.
MUFG Americas Holdings Corporation : ¥8,133,508 million (a 1,125,168 million yen decrease as compared with March 31, 2016.)
Bank of Ayudhya Public Company Limited : ¥3,131,076 million (a 337,231 million yen decrease as compared with March 31, 2016.)
Bank of Tokyo-Mitsubishi UFJ (China), Ltd.: ¥1,152,464 million (a 328,772 million yen decrease as compared with March 31, 2016.)
MUFG Bank (Europe) N.V. : ¥602,454 million (a 3,426 million yen increase as compared with March 31, 2016.)
Bank of Tokyo-Mitsubishi UFJ (Malaysia) Berhad : ¥419,537 million (a 50,413 million yen decrease as compared with March 31, 2016.)

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Deposits (ending balance)	148,655,488	3,323,490	145,331,997
Deposits (average balance)	145,240,977	7,194,851	138,046,126
Loans (ending balance)	93,096,780	(6,787,485)	99,884,265
Loans (average balance)	95,478,781	(1,699,001)	97,177,782

BTMU Non-consolidated

	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Deposits (ending balance)	134,123,071	2,136,489	131,986,582
Deposits (average balance)	131,445,108	6,177,135	125,267,973
Loans (ending balance)	79,523,573	(7,168,153)	86,691,727
Loans (average balance)	82,296,787	(2,154,079)	84,450,867

MUTB Non-consolidated

	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Deposits (ending balance)	14,532,416	1,187,001	13,345,415
Deposits (average balance)	13,795,868	1,017,716	12,778,152
Loans (ending balance)	13,573,206	380,668	13,192,538
Loans (average balance)	13,181,993	455,078	12,726,915

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Individuals	71,268,232	199,596	71,068,636
Corporations and others	56,291,780	3,509,469	52,782,310
Domestic deposits	127,560,012	3,709,065	123,850,947
Note: Amounts do not include negotiable certificates of deposit and JOM accounts. BTMU Non-consolidated
	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Individuals	63,598,246	439,607	63,158,639
Corporations and others	50,814,414	2,061,769	48,752,644
Domestic deposits	114,412,660	2,501,376	111,911,283
Note: Amounts do not include negotiable certificates of deposit and JOM accounts. MUTB Non-consolidated
	(in millions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Individuals	7,669,986	(240,010)	7,909,997
Corporations and others	5,477,365	1,447,699	4,029,666
Domestic deposits	13,147,352	1,207,688	11,939,663

Note:	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31,2016 (B)
Deferred tax assets	530.6	3.7	526.8
Allowance for credit losses	246.6	(21.2)	267.8
Write-down on investment securities	117.0	(0.4)	117.5
Unrealized losses on available-for-sale securities	20.8	1.5	19.2
Reserve for retirement benefits	98.6	(0.0)	98.7
Other	192.9	8.7	184.1
Valuation allowance	(145.4)	15.2	(160.6)
Deferred tax liabilities	1,074.2	(20.5)	1,094.7
Unrealized gains on available-for-sale securities	741.1	(15.1)	756.3
Net deferred gains on hedges	184.6	(2.8)	187.4
Revaluation gains on securities upon merger	60.4	(1.5)	62.0
Gains on securities contributed to employees’ retirement benefits trust	49.9	0.1	49.8
Other	37.9	(1.0)	39.0
Net deferred tax assets	(543.5)	24.2	(567.8)

(2)	Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2011	FY2012	FY2013	FY2014	FY2015	Interim FY2016
Net operating profits before provision for general allowance for credit losses	1,022.8	1,001.5	855.9	931.4	888.1	417.0
Total credit costs	(125.3)	(56.6)	17.0	(70.7)	(103.4)	(4.7)
Income before income taxes	739.5	877.4	984.7	860.2	884.7	411.9
Reconciliation to taxable income	(305.1)	(561.4)	(336.2)	(12.6)	(113.3)	(108.4)
Taxable income	434.3	316.0	648.5	847.5	771.3	303.5

(3)	Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2016 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2016 (B)
Deferred tax assets	58.7	(2.4)	61.1
Deferred losses on hedging instruments	25.4	(4.3)	29.8
Gains on securities related to employees’ retirement benefits trust	15.9	1.1	14.8
Allowance for credit losses	11.8	(0.6)	12.4
Write-down on investment securities	10.7	0.2	10.5
Other	34.0	2.9	31.0
Valuation allowance	(39.3)	(1.8)	(37.5)
Deferred tax liabilities	308.1	(7.3)	315.4
Unrealized gains on available-for-sale securities	251.8	(7.9)	259.8
Reserve for retirement benefits	45.4	1.3	44.0
Other	10.7	(0.7)	11.5
Net deferred tax assets	(249.4)	4.9	(254.3)

(2)	Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2011	FY2012	FY2013	FY2014	FY2015	Interim FY2016
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	148.1	162.2	162.9	190.4	193.0	92.7
Total credit costs	(9.2)	(8.6)	18.0	(0.4)	(0.2)	1.7
Income before income taxes	113.5	173.5	184.4	201.4	218.6	99.9
Reconciliation to taxable income	(30.2)	(84.9)	(94.3)	(40.4)	(68.1)	(26.5)
Taxable income	83.3	88.6	90.1	160.9	150.4	73.4

(3)	Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BTMU Non-consolidated

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2016	As of September 30, 2016
Assets:
Cash and due from banks	36,988,806	46,073,453
Call loans	196,063	248,553
Receivables under resale agreements	47,258	156,202
Receivables under securities borrowing transactions	446,292	1,741,890
Monetary claims bought	3,822,799	3,973,428
Trading assets	6,224,030	6,169,063
Money held in trust	57,656	28,120
Securities	48,913,432	45,927,197
Loans and bills discounted	86,691,727	79,523,573
Foreign exchanges	1,529,192	1,831,863
Other assets	7,881,852	7,982,573
Tangible fixed assets	858,747	852,870
Intangible fixed assets	380,570	374,915
Prepaid pension costs	258,110	262,663
Customers’ liabilities for acceptances and guarantees	6,630,945	6,206,071
Allowance for credit losses	(665,588)	(565,093)

Total assets	200,261,895	200,787,348

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2016	As of September 30, 2016
Liabilities:
Deposits	131,986,582	134,123,071
Negotiable certificates of deposit	6,796,352	4,448,194
Call money	167,028	219,923
Payables under repurchase agreements	10,415,799	10,165,415
Payables under securities lending transactions	1,892,928	3,528,682
Commercial papers	1,445,681	1,027,617
Trading liabilities	4,868,717	4,445,485
Borrowed money	11,445,727	13,096,356
Foreign exchanges	2,331,337	1,947,369
Bonds payable	4,304,538	3,641,670
Other liabilities	6,576,505	6,531,602
Reserve for bonuses	27,423	21,738
Reserve for bonuses to directors	110	46
Reserve for stocks payment	—	445
Reserve for retirement benefits	8,510	8,124
Reserve for loyalty award credits	1,348	1,645
Reserve for contingent losses	43,808	88,189
Deferred tax liabilities	567,867	543,586
Deferred tax liabilities for land revaluation	122,901	120,876
Acceptances and guarantees	6,630,945	6,206,071

Total liabilities	189,634,113	190,166,114

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	3,231,459	3,292,189
Revenue reserve	190,044	190,044
Other retained earnings	3,041,414	3,102,144
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	2,320,785	2,381,515
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	8,175,992	8,236,722

Net unrealized gains (losses) on available-for-sale securities	1,794,305	1,738,083
Net deferred gains (losses) on hedging instruments	423,084	416,615
Land revaluation excess	234,399	229,812

Total valuation and translation adjustments	2,451,789	2,384,512

Total net assets	10,627,781	10,621,234

Total liabilities and net assets	200,261,895	200,787,348

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Ordinary income	1,563,186	1,501,227
Interest income	802,020	818,834
Interest on loans and bills discounted	477,429	482,337
Interest and dividends on securities	253,705	264,285
Fees and commissions	327,308	314,703
Trading income	61,919	90,370
Other operating income	226,742	145,819
Other ordinary income	145,195	131,500
Ordinary expenses	1,024,806	1,090,987
Interest expenses	191,159	262,126
Interest on deposits	65,150	70,289
Fees and commissions	83,534	85,928
Trading expenses	—	913
Other operating expenses	94,562	48,446
General and administrative expenses	576,210	578,497
Other ordinary expenses	79,339	115,075

Ordinary profits	538,379	410,239

Extraordinary gains	19,301	10,635
Extraordinary losses	6,034	8,909

Income before income taxes	551,645	411,964

Income taxes-current	119,046	98,189
Income taxes-deferred	52,945	(9,268)

Total taxes	171,991	88,921

Net income	379,654	323,043

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2016	As of September 30, 2016
Assets:
Cash and due from banks	6,590,057	8,078,391
Call loans	240,231	13,622
Receivables under securities borrowing transactions	886,878	—
Monetary claims bought	523	251
Trading assets	372,594	555,967
Money held in trust	13,040	12,892
Securities	17,426,047	16,273,032
Loans and bills discounted	13,192,538	13,573,206
Foreign exchanges	36,875	49,378
Other assets	723,209	832,269
Tangible fixed assets	150,154	148,159
Intangible fixed assets	57,496	59,063
Prepaid pension costs	262,799	267,356
Customers’ liabilities for acceptances and guarantees	405,141	384,442
Allowance for credit losses	(37,084)	(34,114)

Total assets	40,320,504	40,213,919

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2016	As of September 30, 2016
Liabilities:
Deposits	13,345,415	14,532,416
Negotiable certificates of deposit	4,573,223	4,253,469
Call money	193,932	674,182
Payables under repurchase agreements	5,205,060	5,289,109
Payables under securities lending transactions	1,926,430	2,029,250
Commercial papers	628,243	395,055
Trading liabilities	150,560	148,504
Borrowed money	2,110,470	2,105,034
Foreign exchanges	418	500
Short-term bonds payable	126,993	533,999
Bonds payable	847,129	824,732
Due to trust accounts	7,152,449	5,616,214
Other liabilities	1,150,631	912,339
Reserve for bonuses	4,564	4,791
Reserve for bonuses to directors	41	19
Reserve for stocks payment	—	452
Reserve for contingent losses	7,632	8,059
Deferred tax liabilities	254,316	249,411
Deferred tax liabilities for land revaluation	4,336	4,336
Acceptances and guarantees	405,141	384,442

Total liabilities	38,086,991	37,966,321

Net assets:
Capital stock	324,279	324,279
Capital surplus	422,083	422,083
Capital reserve	250,619	250,619
Other capital surplus	171,464	171,464
Retained earnings	943,842	968,191
Revenue reserve	73,714	73,714
Other retained earnings	870,128	894,477
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	730,923	755,272

Total shareholders’ equity	1,690,205	1,714,554

Net unrealized gains (losses) on available-for-sale securities	614,205	592,310
Net deferred gains (losses) on hedging instruments	(67,592)	(57,774)
Land revaluation excess	(3,305)	(1,492)

Total valuation and translation adjustments	543,306	533,042

Total net assets	2,233,512	2,247,597

Total liabilities and net assets	40,320,504	40,213,919

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Ordinary income	288,591	302,086
Trust fees	45,638	49,897
Interest income	133,506	128,844
Interest on loans and bills discounted	45,206	46,004
Interest and dividends on securities	84,796	76,679
Fees and commissions	65,685	65,576
Trading income	10,528	7,307
Other operating income	21,103	28,304
Other ordinary income	12,128	22,155
Ordinary expenses	189,041	196,570
Interest expenses	37,650	59,848
Interest on deposits	11,544	11,465
Fees and commissions	15,708	15,527
Trading expenses	484	60
Other operating expenses	35,952	12,117
General and administrative expenses	90,974	104,909
Other ordinary expenses	8,271	4,108

Ordinary profits	99,549	105,515

Extraordinary gains	11	36
Extraordinary losses	465	5,593

Income before income taxes	99,095	99,959

Income taxes-current	22,901	25,485
Income taxes-deferred	5,835	(1,255)

Total taxes	28,736	24,230

Net income	70,359	75,728

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3)	Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2016	As of September 30, 2016
Assets:
Loans and bills discounted	150,571	172,918
Securities	53,614,888	52,375,631
Beneficiary rights to the trust	53,719,802	55,811,032
Securities held in custody accounts	3,339,160	3,727,280
Monetary claims	9,369,779	8,384,845
Tangible fixed assets	11,636,006	12,035,635
Intangible fixed assets	193,150	206,638
Other claims	4,364,029	3,420,159
Call loans	103,070	624,483
Due from banking account	12,745,624	7,673,408
Cash and due from banks	4,474,306	4,748,475

Total	153,710,390	149,180,508

Liabilities:
Money trusts	20,470,160	19,311,414
Pension trusts	14,950,257	12,843,522
Property formation benefit trusts	8,033	7,523
Investment trusts	58,519,398	59,138,914
Money entrusted other than money trusts	3,463,944	3,316,252
Securities trusts	5,350,832	5,645,901
Monetary claim trusts	8,799,495	7,642,868
Equipment trusts	59,923	63,438
Land and fixtures trusts	65,884	65,798
Composite trusts	42,022,461	41,144,872

Total	153,710,390	149,180,508

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2016	As of September 30, 2016
Assets:
Loans and bills discounted	23,111	20,489
Securities	116,704	110,975
Other	6,985,751	5,411,379

Total	7,125,567	5,542,844

Liabilities:
Principal	7,111,058	5,532,965
Allowance for bad debts	69	64
Other	14,439	9,814

Total	7,125,567	5,542,844

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4)	Major Items

(in millions of yen)	As of March 31, 2016	As of September 30, 2016
Total funds	53,347,090	50,948,346

Deposits	13,345,415	14,532,416
Negotiable certificates of deposit	4,573,223	4,253,469
Money trusts	20,470,160	19,311,414
Pension trusts	14,950,257	12,843,522
Property formation benefit trusts	8,033	7,523

Loans and bills discounted	13,343,110	13,746,125

Banking account	13,192,538	13,573,206
Trust account	150,571	172,918

Investment securities	71,040,936	68,648,663

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.